INVEST IN **ARCADE THERAPEUTICS, INC.**

Evidence-backed therapeutic games to treat anxiety, depression and addiction



arcadetherapeutics.com   New York, NY   [in]

Highlights

(1) CEO has 3 prior exits; Chief Science Officer is a leading author and NIH-funded scientist

(2) In recent FDA-reviewed trial for our anxiety game, 90% saw significant symptom reduction in 30 days!

(3) Early contracts include a national US Health Insurer, state university, and tele-health provider

(4) Awarded a $3.8M NIMH grant to fund clinical trial for new depression game with UT Austin

(5) Top health investors include Startup Health, Blu Ventures, SeedLink, BAT-VC, and 3LS Ventures

(6) Industry accolades: 2024 DHNY 100, Healthtech Global 250, Health Hub Foundation Rising Star

Featured Investors



Aditya Mishra   [Follow]   Invested $275,000 ⓘ
Syndicate Lead

BAT VC is an early-stage fund focused on co-building ventures in Fintech, Healthtech, and Web3.0.

"We face an acute mental health crisis with significant barriers like stigma, long wait times, inadequate reimbursement, and over-reliance on drugs, leading to rising depression, anxiety, suicides, and $300B in healthcare costs. Arcade is helping lead the movement for change, with digital medicine that is clinically impactful and cost effective to lower barriers to treatment. Raj and Tracy are the perfect combination of experience to execute here. Recognized by media, supported by an NIH grant, and backed by institutional investors, I'm excited to support this round as they continue to deliver on our goals!"



Seedlink SL   Follow   Invested $825,000 ⓘ

SeedLink SL enables innovative minds to advance the future of health and care. seedlink.health

Tim Juergens, Managing Partner
"SeedLink invests in early stage Digital Health solutions with the potential to improve the health of millions. Raj and Tracy are the perfect team bringing

credible science and consumer experience together, and their scientifically proven yet playful approach has great potential to help reduce anxiety at scale. Their pipeline of future products gives us confidence this investment will continue to grow in value as they hit their early milestones."

 **3LS Ventures** 🔗   Follow   Invested $250,000 ⓘ

3LS Ventures funds early-stage behavioral health companies that are finding innovative ways to support and accelerate outcomes in behavioral health, mental health, and overall wellbeing.

Eric Strickland, Managing Partner
"As a behavioral health provider ourselves, we see the need for low-stigma treatments that can reduce barriers to early treatment. We are impressed by the scientific rigor behind Arcade's treatments for anxiety, depression and future plans for addiction treatments. Raj and Tracy make a perfect team to execute on this opportunity and have proven themselves to be amazing business partners as well!"

Other investors include [Anne Wojcicki](#), [Blu Venture Investors](#), [Michael Pauly](#)

Our Team

 **Raj Amin** CEO & Co-Founder

3 prior exits; Founder at Teem Ventures (venture studio); Co-Founder and Chairman at Mana Health (acq. Comcast); Co-Founder and CEO at HealthiNation (acq GoodRx); Global Lead, Mobility Ventures @Avis Budget Group

 **Tracy Dennis-Tiwary, PhD** Chief Science Officer & Co-Founder

Professor and Director of Emotion Regulation Lab at Hunter College; Has 80+ publications; Author of Future Tense, leading book on anxiety; Featured expert on NetFlix "Take Your Pills: Xanax;" Inc Magazine contributor and respected speaker on anxiety.

Pitch

Invest in The Category Leader for Therapeutic Gaming



We are excited to announce the Healthcare Influencer Round, offering healthcare professionals such as psychiatrists, primary care providers, therapists, and other key partners the opportunity to become owners in Arcade alongside our larger investors. We believe meaningful change in healthcare requires active participation from those on the front lines of care. While we greatly appreciate the support from our larger investors, we also recognize the vital role smaller investors play in the success of new digital interventions. Therefore, we are providing an opportunity for these influential professionals to invest at any level they can.


We are in a
mental health crisis.
And it's not getting better.

The **hurdles are far too high** to get people on the right path.

We are failing to reach too many in need. 70% of primary care visits are related to mental health conditions, yet doctors don't have enough options to start engaging patients in these settings. This leads to a large percentage of patients not seeking care, along with a large undiagnosed population left struggling with their mental health.


Limited first-line treatments drive over-use of drugs at primary care
Mental health provider shortage + coverage Issues
Stigma prevents many from taking early steps
50%
of those with a diagnosable mental illness don't seek treatment


These Hurdles Create Massive Human and Economic Cost
1 in 2 US adults report loneliness
Rising rates of depression and anxiety
Suicide is a leading cause of death
#2 in ages 10-14 and 25-35!
$300B
in Costs for Untreated Anxiety and Depression in the US, and
$1 Trillion
Globally
arcade
THERAPEUTICS

Sources: **HHS**, **CDC**, **NIH**, **Project Hope**


We MUST find ways to overcome these hurdles to earlier mental health engagement.
But how?

We must think differently, and use **new methods of engagement**. Gaming is a leading

form of engagement, and has exploded in popularity.

190M Americans play video games today, according to the **Entertainment Software Association**.


190
million
people
66% of Americans play video games

We must think differently, and use new methods of engagement. Gaming is a leading form of engagement, and has exploded in popularity.

190M Americans play video games today, according to the **Entertainment Software Association**.


190
million
people
66% of Americans play


Simple gameplay
Instant, "feel good" mechanics
High accessibility


"
What if we could use the power of gaming to treat mental health conditions earlier and more effectively?









Simple
gameplay

Instant, "feel good"
mechanics

High
accessibility

What if we could use the power of gaming to treat mental health conditions earlier and more effectively?

Raj Amin
Co-Founder & CEO



Dr. Tracy Dennis-Tiwary PhD
Co-Founder & Chief Science Officer

















(Acq. Comcast) (Acq. Ericsson)

(Acq. GoodRx)

Featured by:

Core Science: Attention Bias Modification Training



Dr. Dennis -Tiwary in her lab

Our unique approach to subconscious cognitive training is embedded into game play. Our method is refined and tested over years of NIH-Funded clinical trials, which are published in peer reviewed journals.

Attention Bias Modification:

- Targets subconscious processing
- Complements traditional CBT
- Has a low time-demand on already burdened patients

Introducing StarStarter for Anxiety

Our first game StarStarter has now launched through qualified enterprise and community partners. It's available to manage symptoms of anxiety as a first-line treatment or complementary to other treatments.



StarStarter
The Therapeutic Mobile Game for Managing Anxiety Symptoms
Minimal time commitment with a dosage of 6-12 minutes a day, 4 times per week over 30 days
Validated through 7 RCTs of clinical evidence
Proprietary approach to game-based cognitive training through patent-pending IP
Download on the App Store
GET IT ON Google Play
"It improves my mood."
"Helpful in situations where I feel a great deal of anxiety beforehand."
"It helped me feel calm and less anxious."
"It was fun and easy."

Our most recent clinical trial delivered excellent results within a 30 day treatment timeframe, showing similar effectiveness to pharmaceutical products but *without the side effects*. You can find more information about this trial and our other published studies at **https://arcadetherapeutics.com/research/**

Active arm results:

- **More than 90%** of participants showed reductions in LSAS anxiety symptoms, averaging **33%**
- **68%** of participants saw a clinically meaningful reduction in their anxiety severity level
- **38%** showed reductions to sub-clinical cutoffs

Pilot Trial Delivered Significant Impact in Reducing Symptoms







40
30
20
10
0
Reduction in Social Anxiety
Active
Control
80
60
40
20
0
% Group
>3X
Active
Control

Recent clinical trial results comparing **StarStarter** to a **gold-standard placebo control**, are shown above. The most validated clinical assessment for social anxiety, the **Liebowitz Social Anxiety Scale** or **LSAS**, was the primary endpoint of this study. All published studies are available at https://arcadetherapeutics.com/research/

Our go to market strategy is a B2B2C approach, working through qualified organizations to make our treatments available to specific populations. We have initially chosen to focus on primary care, behavioral health, universities, and community organizations that serve marginalized and underserved groups where mental health care is less accessible. In certain care settings we can support billing requirements for care providers to bill for related codes such as Remote Therapeutic Monitoring (RTM).

Priority Segments Validated for Initial Anxiety Product
B2B2C Enterprise Contracts; 2024 Pricing of $75 per 90 Day Treatment



Segment	Behavioral Health / Advanced Primary Care	Colleges and University Wellness Centers	Foundations + Nonprofits
Key Value Proposition	First-line and complementary therapy; Supported by RTM Reimbursement Model ($120 - $300 reimbursable to Provider)	First-line therapy; self-care option; escalate and triage to counseling services	Low stigma first line therapy "on ramp"; Easy to access with mobile phone; Can involve community advocates
Example Partners & Targets	HEALTHY YOUNG MINDS; Hope Nation; RELIANT MEDICAL GROUP	TEXAS; Penn	the Y; NYC
Market Dynamics/ TAM	>40 Million Diagnosed with Anxiety; US TAM: $2.9 B (1.2 licenses per patient); Large market, longer sales cycles; future prescription expansion	36% of students w/ escalated anxiety; 10.8 Million students (4 year); $260 M US TAM; Shorter sales cycles, state/grant funding, and escalating need	150 Million people live in areas with limited access to BH care; Gov't and Foundation area of focus with grants available.

Sources: **NIMH**, **Best Colleges**, **NEA**, **Commonwealth**

Additionally, our integrated platform allows for secure registration and data

management to support personalization and care escalation. In this way we can integrate with existing services to engage with patients earlier, and provide escalation paths that help them take appropriate next steps.

- HIPAA-compliant, secure system with patient consents and clinical workflow integration
- Support for reimbursement data for usage, triage, and monitoring (e.g. RTM Billing Codes)
- Data aggregation for future AI based applications and customization of user experience.



Engaging gameplay

Platform supports secure data transfer to enterprises

Brief assessments built in to identify those in need of support and care escalation

$3.8M NIMH Grant Funds Depression Trial and Grows Our Pipeline

In other exciting news, we were co-awarded a $3.8M grant from the NIMH with UT Austin to fund a clinical trial for our next treatment for **Major Depressive Disorder**. This new product has already been piloted, and has shown promising results.

- **This milestone R-01 Grant** marks the first time the NIMH has funded a pivotal trial in this category
- **Other pipeline areas reach a $26B US TAM:** Addiction, Pain Related Anxiety, Diabetes Distress, Perinatal Anxiety, more



TEXAS
The University of Texas at Austin

$3.8M
in NIMH funding

600
patient sample

Our projected revenue is based on deployments across our priority segments, using scaling pricing starting at $75 per treatment for non-prescription anxiety to approximately $300 for depression treatment. We also intend to license these products into international markets. The additional opportunity of combination products to improve effectiveness of pharmaceutical products is not fully captured yet as this is a new and rapidly evolving opportunity.



Anxiety Launch Followed by Pipeline of Offerings + Opportunity for Pharma Combination Products

Projected Revenue

- Non-Rx launches in 2024 to targeted early segments, scaling in 2025
- Revenue expansion in 2026 on anxiety and depression
- Pipeline expansion + PDURS Pharma combinations expands growth opportunity in 2027+

Future projections are not guaranteed.



Incredible Momentum as our Unique Approach Has Been Recognized

Tech for Global Good
2023-24 LAUREATE
Arcade Awarded Tech for Global Good Laureate 2023-24 with Grammy winning artist will.i.am
Nov. 2023, The Tech Interactive
arcade
THERAPEUTICS
CRAIN'S
NEW YORK BUSINESS
This startup's mobile game zaps anxiety disorders
Digital Health
100
MENTAL HEALTH
DHNY 2024
avia Marketplace
Best in:
Behavioral Health
Digital Health Awards 2022
RISING STAR
HEALTHTECH
250
DTx

Building the Category Leader in Therapeutic Game Treatments

Our Community Funding Round will be used to support early scale as we deliver our treatments through trusted organizations to people in need. Key areas of focus include the rollout of our anxiety treatment in 2024, support for FDA Submission of our depression treatment, and ongoing feature development for our core gaming products.

Funds will be used to execute on revenue and product deployment milestones to achieve early revenue scale of $1MM-$2MM ARR prior to Series A

- **Non-prescription Anxiety launches.** Primary Care, Universities, BH and Tele-Therapy segments
- **Core Operations and Client Support.** Support for client operations and sales to achieve penetration targets. Maintenance of technology and game development.
- **FDA Submission Process for Depression.** Clinical trial and FDA submission support for of ABM-02 (Depression) being managed by UT Austin with $3.8M NIMH Grant.
- **Licensing and Co-Development for Expanded Opportunities.** Support for pharma combination opportunities, international licensing and co-development leveraging our IP and game development capabilities.

Investors:

















Blu Venture Investors
3LS Ventures
BAT VC
Startup Health
SeedLinx Grow Health
12N Family Capital
Family Office of Anne Wojcicki
teem ventures

Thank you for your consideration and for lending your voice to our mission